Evan W. Busteed

Associate

215.963.4987

October 27, 2022

FILED AS EDGAR CORRESPONDENCE

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:         Response letter to comments on Post-Effective Amendment No. 39 to the Registration Statement of New Covenant Funds (File Nos. 333-64981 and 811-09025)

Dear Ms. Browning:

On behalf of our client, New Covenant Funds (the “Trust” or “NCF”), this letter responds to the comments and questions you provided via telephone on October 6, 2022, regarding the Trust’s Post-Effective Amendment No. 39, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 41, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on August 29, 2022 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment”), for the purpose of making material changes to the principal investment strategy of the New Covenant Income Fund (the “Fund”). As indicated in the Amendment, SEI Investments Management Corporation (“SIMC” or the “Adviser”) serves as investment adviser to the Fund and Income Research & Management, Western Asset Management Company, LLC and Western Asset Management Company Limited (the “Sub-Advisers”) serve as investment sub-advisers. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. Please confirm that the next Post-Effective Amendment will be complete when filed.

Response.       The Trust confirms that the next Post-Effective Amendment, filed pursuant to Rule 485(b), will be complete in all material respects.

2.	Comment. Please bold the second sentence of the preamble to the Fund’s fee table in accordance with Item 3 of Form N-1A.

Response.       The requested change has been made.

3.	Comment. If the Fund is selling securities short, please disclose any corresponding fees in the Fund’s fee table.

Response.       Currently the Fund only has a small amount of short positions on equity futures contracts. Accordingly, the Fund’s fee table is correctly constructed in its current form and no additional investment disclosure is required.

4.	Comment. Please supplementally confirm to the Staff that each investment strategy identified in the Fund’s “Principal Investment Strategies” disclosure (Item 4 of Form N-1A) is, in fact, a type of security in which the Fund invests principally. If such a security is not a security in which the Fund invests principally, please consider moving the corresponding disclosure to Item 16.

Response.       In response to your comment, we have carefully reviewed the Fund’s disclosure and believe that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, whereas the Fund’s current Item 9 disclosure provides appropriate additional detail without being unnecessarily redundant.

5.	Comment. Please refrain from using open-ended statements, such as “bonds and other debt obligations” in the Fund’s 80% policy disclosure in the “Principal Investment Strategies” section and replace them with specific security types.

Response.        In response to your comment, we have reviewed the disclosure for such references and believe the Fund’s disclosure is appropriately specific as-is.

6.	Comment. The fifth paragraph of the Fund’s “Principal Investment Strategies” states that the Fund’s strategy will invest in “the fixed income securities of foreign issuers in any country,” please consider replacing “fixed income securities” with “bonds,” if appropriate, for the purpose of maintaining a singular plain English term.

Response.       The Trust believes that “fixed income securities” is sufficiently specific and clear and therefore has determined to retain the disclosure as-is.

7.	Comment. Please supplementally confirm that the risks disclosed in the Fund’s “Principal Risks” disclosure (Item 4(b)(1) of Form N-1A) correspond to the Fund’s “Principal Investment Strategies.”

Response.       The Trust confirms that the Fund’s “Principal Risks” disclosure corresponds to the Fund’s “Principal Investment Strategies.”

8.	Comment. Please state in plain English the issuers in which the Fund may invest for purposes of its 80% investment policy (e.g. domestic or foreign issuers). Please note the Fund discloses in the “More Information About Investments” section that the Fund invests principally in U.S. issuers. If there is a policy for the remaining 20% of the Fund’s assets, please disclose that policy.

Response.       The Fund’s 80% policy is not connected to issuers of any specific market, and accordingly, there is no policy regarding the remaining 20% of the Fund’s assets.

9.	Comment. In the Fund’s disclosure regarding the application of the “Presbyterian Principals” to the Fund’s investment strategy in the “More Information About Investments” section, the disclosure states that the strategy “may also limit investments in distillers of alcoholic beverages, [etc.]” and “may choose to sell otherwise profitable investments.” These statements suggest that the Presbyterian Principals may not be applied to every investment decision. Moreover, the disclosure states “the Fund’s portfolio will be constructed by the Sub-Adviser[s], pursuant to a proprietary process, to favor securities of companies that are more highly ranked with respect to environmental, social and governance criteria.” Please clarify in the disclosure when the Presbyterian Principals will be applied and how they will interact with the environmental, social and governance (“ESG”) criteria.

Response.       In response to your comment, we have removed references to “may” with respect to the Fund’s application of the Presbyterian Principals and clarified how the Sub-Advisers’ ESG considerations exist within the Presbyterian Principals.

10.	Comment. The Fund’s Statement of Additional Information states that the Fund “does not invest in certain other companies that have derived 25% or more of the company's revenues from alcohol, gambling and tobacco, and do not invest in certain companies in the weapons industry,” please summarize this requirement in the Fund’s “Principal Investment Strategies.”

Response.       We have considered the Staff’s comment and determined that the placement of the Fund’s disclosure is appropriate as-is.

11.	Comment. Please refrain from using broad and/or vague phrases such as “among others” and “for other reasons” in the Fund’s disclosures.

Response.       In response to your comment, we have reviewed the disclosure for such terms and have revised the Fund’s disclosure where appropriate.

12.	Comment. The Fund’s “Principal Investment Strategies” disclosure states that the Fund invests in “securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities,” please supplementally confirm each type of government security that the Fund invests in and confirm that they are disclosed in Item 9.

Response.       The Trust believes that “securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities” is sufficiently specific and clear and therefore has determined to retain the disclosure as-is.

13.	Comment. The Fund’s Item 9 disclosure states the Fund may invest in foreign issuers, please disclose how the Fund determines which foreign issuers to invest in (i.e., does the Fund select foreign issuers from an index) and specify which type of foreign instruments in which the Fund may invest (e.g., ADRs, foreign listed securities).

Response.       We believe the Fund’s current Item 9 disclosure regarding investments in securities of foreign issuers sufficiently summarizes such investments; however, we have revised the Fund’s SAI disclosure to include such information.

14.	Comment. Please provide a plain English definition for “To Be Announced Securities” in either Item 4 or Item 9 and provide a corresponding Item 4 risk disclosure for such investments.

Response.       We have added the following language to the “To Be Announced Securities” disclosure in Item 9: “A TBA transaction is a method of trading mortgage-backed securities. In a TBA transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The interest rate realized on these securities is fixed as of the purchase date, and no interest accrues to a Fund before settlement.” With respect to including TBA risk in the Fund’s Item 4 disclosure, we believe the Fund’s “Mortgage-Backed Securities Risk” disclosure sufficiently summarizes the relevant risk of investing in such securities.

15.	Comment. The Fund’s “Principal Investment Strategies” disclosure states “the Fund will attempt to maintain an overall credit quality rating of AA or higher,” please disclose how the overall credit quality is quantified.

Response.       In response to your comment, we have added disclosure stating that the Fund’s overall credit quality is based on ratings assigned by nationally recognized statistical rating organizations, calculated on a weighted basis.

16.	Comment. The Fund’s “Principal Investment Strategies” disclosure states the Fund “may invest in unrated equivalents that may be considered to be investment grade,” please disclose how the Fund determines whether an unrated equivalent is investment grade. Please further clarify whether unrated equivalents apply to junk bonds as well as investment grade securities and provide a corresponding Item 4 risk disclosure, if appropriate.

Response.       In response to your comment, we have revised the Fund’s disclosure to state that the Fund’s Sub-Advisers are responsible for making determinations as to whether an unrated security is equivalent to a similar investment grade offering. The Fund does not invest in “junk bond” equivalents and therefore has retained its disclosure as-is.

17.	Comment. Please confirm that the Fund’s derivatives disclosure in its principal risks is consistent with the observations of the SEC staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010.

Response.       In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

18.	Comment. Please specify in the Fund’s Item 4 “Principal Investment Strategies” disclosure the types of options in which the Fund may invest.

Response.       We revised the Fund’s “Principal Investment Strategies” disclosure to state “put and call options (including options on futures contracts).”

19.	Comment. Please supplementally confirm whether the Fund will invest in swaps other than credit default swaps. Please note “including credit default swaps” is more open-ended than “consisting of credit default swaps.” If the Fund may invest in swaps beyond credit default swaps, please provide attendant risk disclosure.

Response.       The Fund will invest in a variety of swaps, including credit default swaps. We believe the current summary disclosure in Item 4 and more detailed explanation of varying types of swaps in Item 9 and the SAI strikes an appropriate balance for investors.

20.	Comment. In the Fund’s Principal Investment Strategies disclosure, please address whether there is a specified allocation policy to derivatives and whether there is an allocation policy to any specific type of derivative instrument.

Response.       The Fund does not have any specified allocation policy with respect to derivative instruments. Accordingly, the Fund has retained its disclosure as-is.

21.	Comment. In the Fund’s “Principal Investment Strategies” disclosure, please disclose the currencies applicable to the foreign issuers that the Fund will invest in and add attendant currency risk disclosure.

Response.       We believe the Fund’s current disclosure regarding investments in securities of foreign issuers sufficiently summarizes such investments. In response to your comment, we have added currency risk to the Fund’s “Principal Risks” disclosure.

22.	Comment. If the Fund’s consideration of ESG criteria is a principal investment strategy, please summarize the Fund’s definition of ESG in plain English in the Fund’s “Principal Investment Strategies” disclosure, provide attendant risk disclosure and disclose the identity of the third-party ESG research provider. If it is not, please move the ESG disclosure from the Fund’s Item 4 disclosure to the SAI.

Response.       The Fund does not maintain a formal definition of ESG and believes that its current disclosure provides investors with a clear understanding of the impact ESG considerations have on the Fund. Accordingly, the Fund respectfully declines to revise the disclosure in response to the comment. Additionally, the Fund respectfully declines to add the requested disclosure regarding third-party providers. When performing its ESG evaluation, in addition to its own proprietary data, a Sub-Adviser may receive and evaluate ESG-related data from numerous third-party providers, which may change over time.

23.	Comment. The Fund’s current disclosure of the Sub-Advisers’ consideration of ESG criteria is vague, please disclose in Item 4 each Sub-Adviser’s ESG methodology for considering ESG criteria and specify whether ESG criteria is considered for every investment decision and whether the Fund may still invest in securities that have a “bad” ESG ranking. If the Sub-Advisers’ consideration of ESG criteria is a principal investment strategy, please provide attendant disclosure in Item 4.

Response.       In response to your comment, we have carefully reviewed the Fund’s disclosure and believe that the current Item 4 disclosure regarding the Sub-Advisers’ ESG methodology is sufficiently clear and concise to inform shareholders of the role the Sub-Advisers’ ESG considerations have within Fund’s principal investment strategies and principal risks in summary fashion. The Fund’s current Item 9 and SAI disclosure provides appropriate additional detail without being unnecessarily redundant.

24.	Comment. Please summarize in the prospectus the Adviser’s due diligence process for establishing the methodology for the social-witness and ESG screens.

Response.       We have considered the Staff’s comment and determined that the Fund’s disclosure is appropriate as-is. Supplementally, the Presbyterian Principals and the process used to establish them precede SIMC’s management of the Fund, but at the commencement of its involvement, SIMC conducted due diligence on the preceding investment adviser’s process for establishing the Presbyterian Principals. SIMC has continued to use that process in coordination with the Fund’s Sub-Advisers for implementing the screen. Further, with respect to each Sub-Adviser’s own ESG considerations, SIMC has conducted due diligence on each Sub-Adviser’s ESG process as part of the Sub-Adviser’s onboarding process prior to being hired for the Fund.

25.	Comment. Please clarify whether the Presbyterian Principles discussed in the Fund’s Principal Investment Strategies are the same as the “social-witness principles” referenced in the Fund’s Principal Risks section. If these are the same, then consider using a single term to refer to this concept to avoid confusion by a reasonable shareholder.

Response.       The Fund uses the terms differently depending on the context. When discussing the principles generally, the Fund uses the term “social-witness principles,” and when using discussing the principles in the specific context of being established by the General Assembly of the Presbyterian Church (U.S.A.), the Fund uses the term “Presbyterian Principles.” We believe the current disclosure is clear and unambiguous and, accordingly, we do not believe any changes are necessary at this time.

26.	Comment. Please consider enhancing the Fund’s “Interest rate risk” disclosure in Item 4 to address interest rates in the current economic environment.

Response.       The Trust considers the current disclosure to appropriately contemplate current market conditions in the general sense. The Trust takes a more general approach to disclosure so that investors can be informed of risks associated with all market conditions, rather than reactively supplementing a more detailed prospectus as market conditions change over time. Of course, where there are unprecedented, material developments in the markets, the Trust will consider using supplemental disclosure to provide investors and prospective investors with greater detail.

27.	Comment. Please consider whether liquidity risk is an actual principal risk of the Fund.

Response.       The Trust considers liquidity risk to be a principal risk of the Fund, given the fixed income nature of the Fund’s portfolio and the periodic uncertainty of the fixed income markets. Accordingly, we have retained the disclosure as-is.

28.	Comment. Currently, certain elements of the Fund’s additional discussion of its principal investment strategies (Item 9(b) of Form N-1A) appear duplicative of the Fund’s “Principal Investment Strategies” disclosure (Item 4 of Form N-1A). A fund’s disclosure prepared in response to Item 9(b) of Form N-1A should expand on the fund’s disclosure prepared in response to Item 4 in regard to how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). In light of the foregoing, please consider making appropriate revisions by adding additional information to Item 4 to make it consistent with the universe of investments discussed in Item 9, or by removing information from Item 9 to make it consistent with the universe of investments discussed in Item 4.

Response.       In response to your comment, we have carefully reviewed the Fund’s disclosure and believe that the current Item 4 disclosure is sufficiently clear and concise to inform shareholders of the Fund’s principal investment strategies and principal risks in summary fashion, while the Fund’s current Item 9 disclosure provides appropriate additional detail without being unnecessarily redundant. Nonetheless, we did make certain adjustments to the disclosure to make these sections more consistent with one another.

29.	Comment. To extent the Fund’s Item 9 disclosure describes risks in a generalized nature, such as the Fund’s derivatives risk disclosure, please revise to provide specific detail regarding the specific risk.

Response.       Although the Fund’s Item 9 disclosure does describe some risks in a generalized nature, such as the Fund’s derivatives risk disclosure, there is also corresponding risk disclosures that discuss in detail the specific risks, such as the Fund’s put and call options risk disclosure and swaps risk disclosure. In response to your comment, we have also added futures contracts risk disclosure to the Fund’s Item 9 disclosure.

30.	Comment. Please confirm supplementally that all risks disclosed in the Fund’s Item 9 disclosure have corresponding Item 4 disclosure, as the Fund has risk disclosure for investment in other investment companies in Item 9 disclosure but not in its Item 4 disclosure.

Response.       We confirm that all risks disclosed in the Fund’s Item 9 disclosure have corresponding Item 4 disclosure. The inclusion of the risk disclosure for investments in other investment companies will remain in the Fund’s Item 9 risk disclosure as the Trust’s next Post-Effective Amendment will be made with respect to all four series of the Trust, and investments in other investment companies is a principal investment strategy of some of those series.

31.	Comment. The headings and sub-headings regarding the Fund’s Item 9 principal investment strategies disclosure suggest a full list of principal investment strategies. If investment strategies discussed in this section are not principal move their disclosure to the SAI to avoid misleading investors.

Response.       We have reviewed the Fund’s Item 9 disclosure and have removed the section titled “Other Securities and Investment Techniques.”

32.	Comment. Under the heading “More Information About Investments,” please clarify the disclosure “The Trust may also serve the investment needs of certain other charitable or religious organizations, including organizations that are part of a religious denomination with which the Presbyterian Church (U.S.A.) has a relationship” to more clearly explain how this disclosure relates to the Fund.

Response.       In response to the Staff’s comment, this disclosure has been removed.

33.	Comment. Please refrain from using open-ended statements, such as “other socially responsible investing principles” in the Fund’s “More Information About Investments,” and replace said statement with specific socially responsible investing principles.

Response.       The requested change has been made to read: “The Fund considers social-witness principles and the Sub-Advisers’ ESG criteria in its investment process.”

34.	Comment. Under the heading “More Information About Investments,” the Fund states that the SAI contains additional information regarding the Fund’s process for determining permissible investments that are consistent with the Presbyterian Principals and the ESG ranking criteria; to the extent that the Presbyterian Principals and ESG criteria are principal investment strategies of the Fund, please disclose this information in the Fund’s Item 4 and Item 9 disclosure.

Response.       In response to your comment, we have reviewed the Fund’s overall disclosure – Item 4, Item 9 and SAI – and we believe that it currently strikes an appropriate balance and appropriately summarizes the relevant securities selection processes in accordance with the Presbyterian Principles and ESG criteria.

35.	Comment. The Fund’s Item 9 disclosure states that the Fund invests in other investment companies, please disclose any corresponding fees in the Fund’s fee table.

Response.       Currently the Fund has invested a limited percentage of its net assets in other investment companies. Accordingly, the Fund’s fee table is correctly constructed in its current form and no additional investment disclosure is required.

36.	Comment. Please supplementally confirm which Item of Form N-1A the Fund’s “Other Investment Techniques” disclosure is intended to address.

Response.       As addressed in the Trust’s response to Comment 31, the Fund’s “Other Investment Techniques” section has been deleted.

37.	Comment. The inclusion of the Fund’s securities lending practices and investments in when-issued securities in the Fund’s “Other Investment Techniques” disclosure do not appear to be principal, please move this disclosure from Item 9 to the SAI.

Response.       As addressed in the Trust’s response to Comment 31, the Fund’s “Other Investment Techniques” section has been deleted.

38.	Comment. Under the heading “Instructions for Opening or Adding to an Account,” the Fund discloses that it does not consider the U.S. Postal Service or other independent delivery services to be its agent, please add attendant disclosure to the prospectus disclosing to investors the risk of any delay when sending requests through the U.S. Postal Service.

Response.       We have considered the Staff’s comment and determined that the Fund’s disclosure is appropriate as-is; however, we have added the following to the disclosure: “The share price used to fill the purchase order is the next price calculated by a Fund after the Transfer Agent receives the order.”

39.	Comment. Please consider breaking up the second paragraph of the Fund’s “Pricing of Fund Shares” disclosure so that it is more consistent with the plain English disclosure standards.

Response.       We have considered the Staff’s comment and determined that the Fund’s disclosure is appropriate as-is.

40.	Comment. In the Fund’s “Frequent Purchases and Redemption of Fund Shares” disclosure, please explain the policies and procedures adopted by the Board to deter short-term trading and provide attendant risk disclosure pursuant to Item 11(e)(1) of Form N-1A.

Response.       Item 11(e)(1) of Form N-1A requires Funds to “[d]escribe the risks, if any, that frequent purchases and redemptions of Fund shares by Fund shareholders may present for other shareholders of the Fund.” The Fund’s disclosure states “‘Market timing’ refers to a pattern of frequent purchases and sales of the Fund’s shares, often with the intent of earning arbitrage profits. Market timing of the Fund could harm other shareholders in various ways, including by diluting the value of the shareholders’ holdings, increasing Fund transaction costs, disrupting portfolio management strategy, causing the Fund to incur unwanted taxable gains and forcing the Fund to hold excess levels of cash.” We believe the Fund’s current disclosure satisfies the risk disclosure requirements of Item 11(e)(1).

Disclosure of the policies and procedures adopted by the Board, follows immediately after the aforementioned disclosure, and the Trust is of the view that no changes are necessary to the disclosure.

41.	Comment. In the Fund’s “Frequent Purchases and Redemption of Fund Shares” disclosure, the Fund states that, in its sole discretion, it reserves the right to reject any purchase request (including exchange requests) for any reason without notice. With respect to the Fund’s ability to reject an exchange request, please explain in this section, how such ability is consistent with Section 22(e) of the 1940 Act.

Response.       Section 22(e) of the 1940 Act prohibits prolonged suspensions of redemption rights and does not extend to exchange privileges connected to purchase requests. Historically the Fund has not exercised this right, but is of the view that retaining flexibility to respond to unusual or extreme market circumstances is in the best interest of shareholders. We have considered the Staff’s comment and determined that the Fund’s disclosure is appropriate as-is.

42.	Comment. Under the heading “Rights Reserved by the Fund,” please explain how the Fund’s ability to change or discontinue the exchange privilege, or temporarily suspend the privilege during unusual market conditions is consistent with Section 22(e) of the 1940 Act.

Response.       As stated in response to Comment 41, Section 22(e) of the 1940 Act prohibits prolonged suspensions of redemption rights. The Fund does not seek to prevent investors from leaving the Fund and does not prevent investors from redeeming their shares outside the conditions prescribed in Section 22(e). The Fund reserves the right, however, to halt the exchange privilege it extends to investors, which allows investors to exchange shares of the Fund for one of the other series of the Trust. Under unusual or extreme market circumstances, it may be disadvantageous to the other shareholders of the Fund, or the shareholders of other series of the Trust, to permit exchanges across the series and the Trust may, in response, need to prevent shareholders from exercising this privilege. Accordingly, we have considered the Staff’s comment and determined that the Fund’s disclosure is appropriate as-is.

43.	Comment. Under the heading “Signature Guarantees,” please revise the disclosure regarding the Fund and/or the Transfer Agent reserving the right to require a signature guarantee in “other instances” so that a reasonable shareholder would know what is required of them and under what circumstances that requirement would be applied.

Response.       The Fund and/or the Transfer Agent reserve the right to require a signature guarantee in “other instances based on the circumstances relative to the particular situation.” This disclosure is to cover such instances in which the Fund and/or the Transfer Agent will, for varying reasons, need additional confirmation of the investor’s identity. Given that these situations are circumstantial, it would be unreasonable to attempt to list every such scenario and we have determined that the Fund’s disclosure is appropriate as-is.

44.	Comment. Under the heading “Redemption Policies,” please state that the maximum time that a Fund may hold a check for purposes of clearing should not exceed 15 days.

Response.       The requested change has been made.

45.	Comment. Under the heading “Redemption Policies,” please revise the disclosure to track Section 22(e) with respect to the Fund’s ability to suspend redemptions.

Response.       We have considered the Staff’s comment and determined that the Fund’s disclosure substantially tracks the language of Section 22(e) and is appropriate as-is.

46.	Comment. Under the heading “Redemption Policies,” please explain how the Fund’s ability to suspend the right to redeem shares for the purpose of preserving the rights and interests of the true owner of the Fund’s shares is consistent with Section 22(e).

Response.       In response to your comment, we have removed the disclosure.

47.	Comment. In the Fund’s disclosure regarding its methods used to meet redemption obligations, please consider disclosing additional detail regarding in-kind redemptions and whether redemptions in kind would be pro rata or representative baskets (please see Investment Company Liquidity Risk Management Programs 81 Fed. Reg. 82142, 82225).

Response.       We have considered the Staff’s comment and determined that the Fund’s disclosure is appropriate as-is.

48.	Comment. With respect to the SAI, please supplementally confirm that all principal investment strategies and risks are appropriately disclosed in Item 4 and Item 9, rather than the SAI.

Response.       The disclosure in the SAI of the Trust’s next Post-Effective Amendment will conform with the applicable requirements of Form N-1A.

49.	Comment. Please update the Fund’s disclosure in the SAI with respect to Rule 18f-4 under the 1940 Act to address any designated index, impact on investment limitations, and the Fund’s adoption of a derivatives risk management program.

Response.       The requested changes have been made.

50.	Comment. Please disclose the payment source for bonuses paid to the Adviser’s portfolio managers, and if applicable, disclose any payments made by the Fund in the Fund’s fee table.

Response.       The Fund’s disclosure states that the Adviser compensates the portfolio managers. The Fund does not directly compensate any portfolio manager (other than paying the investment advisory fee to the Adviser) and therefore, no further changes to the Fund’s fee table are necessary.

51.	Comment. Please consider enhancing the Fund’s disclosure regarding the Adviser’s and each Sub-Advisers’ Codes of Ethics and reporting of personal securities transactions to address whether portfolio managers are permitted to invest in securities that may be purchased or held by the Fund in accordance with Item 17(e) of Form N-1A.

Response.       The requested change has been made.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4987.

Very truly yours,

/s/ Evan W. Busteed

Evan W. Busteed